METALLA REPORTS AUDITED FINANCIAL RESULTS FOR FISCAL 2019

(All dollar amounts are in Canadian dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA
September 27, 2019	OTCQB: MTAFF

Vancouver, Canada: Metalla Royalty & Streaming Ltd. (“Metalla” or the “Company”) (TSXV: MTA) (OTCQB: MTAFF) announces its financial results for fiscal 2019. For complete details of the consolidated financial statements and accompanying management's discussion and analysis for the year ended May 31, 2019, please see the Company's filings on SEDAR and EDGAR or the Company's website (http://www.metallaroyalty.com/).

“Fiscal 2019 was a transformational year for our Company. We more than doubled the size of the royalty portfolio, adding key royalties such as Santa Gertrudis, COSE, Fifteen Mile Stream, El Realito, Wasamac, and many others" commented Brett Heath, President, and CEO of Metalla. “Looking forward, we expect fiscal 2020 to be another pivotal year for Metalla as we continue to scale our business and grow our royalty portfolio into what we believe will be one of the most exciting growth stories for this next commodity cycle.”

FINANCIAL HIGHLIGHTS

During the year ended May 31, 2019, the Company:

•	significantly increased the number of royalties held to a total of 45 precious metal assets through the following notable transactions:
	o	acquired a 2.0% NSR royalty on the Santa Gertrudis project owned by Agnico Eagle Mines Ltd. (“Agnico Eagle”)
	o	acquired a 1.5% NSR royalty on the Cap-Oeste Sur East (“COSE”) project owned by Pan American Silver Corp. (“Pan American”);
	o	acquired in separate transactions two NSR royalties (3.0% and 1.0%, respectively) on the Fifteen Mile Stream (“FMS”) project owned by St. Barbara Ltd. (“St. Barbara”);
	o	acquired a portfolio of 18 royalties or options on royalties from Alamos Gold (“Alamos”), which include royalties on Agnico Eagle’s El Realito project and Monarch Gold Corp’s (“Monarch Gold”) Wasamac project;
	o	completed an oversubscribed private placement for gross proceeds of $6,824,070;
	o	entered into an up to $12,000,000 convertible debt facility with Beedie Capital (“Beedie”);
	o	settled the convertible debenture held by Coeur Mining, Inc. in full;
	o	entered into loan arrangements totaling US$2,000,000 with a syndicate of lenders and repaid in full subsequently;
	o	closed on the acquisition of a royalty on the Garrison project owned by O3 Mining Inc. (“O3 Mining”).

•	declared and paid an aggregate dividend of $1,813,738;

•	shipped 431,844 (2018 - 429,315) attributable silver ounces (“oz.”) at an average realized price of US$15.33 (2018 - US$16.74) and average cash cost of US$6.27 (2018 - US$7.06) per oz. (see non-IFRS Financial Measures);

•	generated operating cash margin of US$9.06 (2018 - US$9.68) per attributable silver oz. from the Endeavor silver stream and New Luika Gold Mine (“NLGM”) stream held by Silverback Ltd. (“Silverback”) (see non-IFRS Financial Measures);

•	had 59,515 (2018 - 90,476) attributable silver oz. remaining at year-end and will be sold in subsequent periods due to delivery delays caused by the smelter, which led to increased concentrate inventory at the Endeavor Mine;

•	recognized revenue from stream interest of $7,852,661 (2018 - $7,368,331), loss from operations of $1,449,255 (2018 - $1,838,359), net loss of $2,443,489 (2018 - $2,561,756), and adjusted EBITDA of $2,097,605 (2018 - $2,849,227) (see non-IFRS Financial Measures); and

•	recorded cash flow from operating activities, before net change in non-cash working capital items, of $1,527,957 (2018 - $2,495,521), offset by $13,458,638 spent on acquisitions of NSR royalty interests, resulting in positive working capital of $862,799 (2018 - $4,661,792).

UPDATES ON ROYALTIES AND STREAMS

COSE 1.5% and Joaquin 2.0% NSRs

Pan American disclosed in their Q2 results on August 7, 2019 and related conference call that they spent a combined US$7,000,000 on the Joaquin and COSE projects during Q2-2019. Underground development and ground support system implementation is continuing to advance as they move closer to production.

Development at COSE has extracted 1,500 tonnes at 2,600g/t silver and 33g/t gold which is currently stockpiled on surface. This grade compares favorably with the reserve grade at COSE of 918g/t silver and 17.7g/t gold. At COSE, Pan American expects production to start in Q4 2019 and will be limited to mostly development material with stope production in Q1-2020.Metalla expects the timeline for production at Joaquin to begin shortly after COSE by the end of 2019 limited to mostly development material with stope production in Q1-2020.

Wasamac 1.5% NSR

Monarch Gold Corp. spent $2,497,420 on the Wasamac project during the nine months ended March 31, 2019. On December 3, 2018, Monarch Gold announced the positive results of the feasibility study prepared by BBA Inc. for the Wasamac gold project. The purpose of the study was to complete a review and compilation of the resources reclassified in October 2017 and to integrate advanced mining designs by integrating Rail-Veyor® technology and a paste backfill system, to study treatment options and water and tailings management facilities, and to evaluate the economic aspects of this underground gold project. According to Monarch Gold, the results of the feasibility study show that the Wasamac project is economically viable and could become a low-cost production mine.The study also serves as a basis for making a production decision and fully supports the licensing and financing process.

Highlights from the feasibility study include:

•	significant production volume with average annual gold production of 142,000 ounces over 11 years;
•	pre-tax internal rate of return of 23.6%, net present value of $522,000,000 and a payback period of 3.6 years;
•	low production cash cost of C$720/ounce (US$550/ounce) and C$826/ounce (US$630/ounce) all- in sustaining cost;
•	initial capital costs of C$464,000,000, including approximately C$230,000,000 for the plant and tailings facility;
•	strategic location: the mine infrastructure will be located on recently acquired land along the Trans-Canada Highway and 50 metres from the railway line linked to multiple milling facilities; and
•	high exploration potential: the technical report summarizing the results of the feasibility study is available on the Monarch Gold’s website (see technical report titled “Feasibility Study of the Wasamac Project Rouyn-Noranda, Quebec, Canada” with an effective date of December 1, 2018).

Santa Gertrudis 2.0% NSR

Agnico Eagle Mines Limited (“Agnico”) reported by news release on July 24, 2019 that they continue to expand mineralization at the Santa Gertrudis project in Mexico. The Trinidad zone has been extended by 800 meters (“m”) to more than 3 kilometers strike length. Drilling extended the newly discovered Amelia deposit to a 700-meter strike length and a total depth of 450 meters. Notable intercepts by Agnico include 8.2 grams per tonne (“g/t”) gold over 7.3m and 8.8g/t gold over 6m.

Moreover, drilling at the Becarros zone has discovered new mineralization known as the Bertha target, located 250m northwest of the Becerros Norte deposit; highlighted by 2.1g/t gold over 9.5m; 150m to the south west and 3g/t gold over 8m. Half of the 2019 supplementary 11,500m drill program continues at Santa Gertrudis intending to explore new targets and expand the mineral resources.

Endeavor 100% Silver Stream

The Endeavor Mine located in New South Wales, Australia was once the region’s largest zinc, lead, and silver producer. Commissioned in 1983 as the Elura Mine, the site has been operated by CBH Resources Limited (“CBH”) since 2003 and was then renamed as the Endeavor Mine. The orebody at the Endeavor Mine has the form of massive vertical pillars, which is similar to others found in the Cobar Basin. Extraction of approximately 30 million tonnes has occurred to date.

Metalla has the right to buy 100% of the silver production up to 20.0 million ounces (7.2 million ounces have been delivered to date) from the Endeavor Mine for an operating cost contribution of US$1.00 per ounce of payable silver, indexed annually for inflation, and a further increment of 50% of the amount by which silver price exceeds US$7.00 per ounce.

CBH announced on July 17, 2019 that they will scale back production from 25,000 to 17,000 tonnes per month and staff for the remainder of 2019 while focusing on infill drilling of the new Deep Zinc Lode Resource to better appraise its future viability. A production decision on the Deep Zinc Lode is expected in Q4-2019 with the potential to add 3 to 5 years of production. Metalla will continue to monitor production at the Endeavor Mine.

El Realito 2.0% NSR

At El Realito, Agnico reported exploration drilling continued to extend the mineralization laterally and confirm structures to the east. Agnico increased the drill program at La India in 2019 by an additional 5,000-meters to further expand mineral resources. Drilling in the main structure has yielded several oxide intercepts including 0.6g/t gold and 4g/t silver over 13.2m and 0.6g/t gold and 4g/t silver over 8.4m which were both within 100m of the surface. Drilling 300 meters east of the main structure, intersected 0.8g/t gold and 110g/t silver over 11.2m and 3.1g/t gold and 27g/t silver over 3.4m which were also within 100m of the surface.

15 Mile Stream 1.0% and 3.0% NSRs

Fifteen Mile Stream project (“FMS”) was recently acquired by St Barbara (ASX: SBM) through its takeover of Atlantic Gold on July 19, 2019 for $802 million. The FMS Project located 57km northeast of Atlantic Gold's central milling facility at Touquoy and is readily accessible by highway. The project lies along the same geological trend as other related deposits – Touquoy, Beaver Dam and Cochrane Hill –and all are hosted within the same critical stratigraphy and structure, over a strike length of 80 km.

The previous owner Atlantic Gold reported by press release dated March 13, 2019, an updated mineral resource estimates after recent drilling campaigns at its Touquoy, 15 Mile Stream, and Cochrane Hill deposits. Following the drilling of 35,710 metres since the last resource estimate at the FMS deposit (see technical report titled "Moose River Consolidated Project, Nova Scotia, Canada, NI 43-101 Technical Report on Moose River Consolidated Phase 1 and 2 Expansion" with an effective date of January 24, 2018), Atlantic Gold reported an increase of 47% or 216,000 oz. for a total of 677,000 oz. of contained gold ("Au") between the three deposits of Egerton-MacLean, Hudson, and Plenty.

	Measured &	Au	Contained		Au	Contained
	Indicated	Grade	Au	Inferred	Grade	Au
Pit Constrained
Resources	(Kt)	(g/t)	(Koz)	(Kt)	(g/t)	(Koz)
Egerton-MacLean	14,600	1.16	544	1,400	1.24	56
Hudson	1,800	0.78	45	400	1.01	13
Plenty	2,700	1.01	88	300	1.56	15
Total	19,100	1.10	677	2,100	1.24	84

St Barbara intends to continue to explore FMS in 2019 to expand the resource base and convert to reserves with a large focus on the 149 Deposit. This was the first discovery of the Corridor Regional Program. A drill program of 6,000 metres was conducted to test the connections between the Egerton-MacLean Zone and the newly-discovered 149 Deposit located two (2) kilometres to the north-east, which was omitted from the recent estimate. St Barbara intends to establish a mineral resource at the 149 Deposit in 2019.

Garrison 2.0% NSR

Osisko Mining Inc. (“Osisko”) completed the spin-out of the Garrison gold project into a new company called O3 Mining. The Company views this proposed transaction as a positive development for the Garrison gold project, which will become a material asset of O3 Mining and provide several potential benefits: the ability to push Garrison forward the project on a standalone basis and the flexibility to consolidate other projects in close proximity to build critical mass that can attract development by major mining companies. The table below outlines the mineral resource estimate for the Garrison gold deposit:

	Measured	Au	Containe		Au	Contained
	& Indicated	Grade	d Au	Inferred	Grade	Au
Pit Constrained	(Kt)	(g/t)	(Koz)	(Kt)	(g/t)	(Koz)
Garrcon	20,711	0.97	644	2,834	1.83	167
Jonpol	7,165	1.63	376	471	1.92	29
903	15,734	1.08	548	6,961	1.01	225
Total	43,610	1.12	1,568	10,266	1.28	421

The estimate is based on 1,115 drill holes totaling 342,874 metres of drilling completed by previous operators and includes 197 holes totaling 87,251 metres by Osisko between 2016 and July 2018. Global non-pit constrained resources at a 0.4 g/t Au cut-off to 300 metres below surface are 1.87 million oz. gold at 1.06 g/t Au in the measured & indicated category and 0.61 million oz. gold at 0.92 g/t Au in the inferred category (see technical report titled “A Mineral Resource Estimate for the Garrcon, Jonpol and 903 Zones at the Garrison Township, Black River – Matheson Area, Northeastern Ontario” with an effective date of February 12, 2019).

Based on the updated resource estimate, management believes Osisko’s intent to prioritize the open pit potential of the Garrison deposit which may envision three (3) separate pits and a centralized milling facility as the project continues to move forward under O3 Mining’s direction.

Akasaba West 2.0% NSR

Agnico Eagle has reported that development of the Akasaba West open pit is scheduled for 2021 based on the prioritization of development capital spending. Akasaba West contains probable mineral reserves of 147,000 ounces of gold and 25,800 tonnes of copper (5.4 million tonnes grading 0.84 g/t gold and 0.48% copper) and is expected to contribute approximately 20,000 ounces of gold per year to the Goldex production profile once in production.

NLGM 15% Silver Stream

Shanta Gold Limited (“Shanta”) announced on July 15, 2019 an updated resource estimate at its New Luika Gold Mine (“NLGM”) which is expected to extend the mine life.

Highlights from the resource estimate include:

•	drilling at Bauhinia Creek (“BC”) Central, conducted in April and May 2019, has converted 126,787 ounces of gold in Inferred Resources grading 3.15 g/t into 83,543 ounces of gold in Indicated Resources grading 7.85 g/t, a suitable level of confidence for these ounces to be incorporated into the Mine Plan;
•	a further 58,553 ounces of gold in new Inferred Resources grading 4.79 g/t have been added to the Mineral Resource;
•	these new high grades, underground Indicated Resources are expected to be supplemented with medium/low-grade ounces to match the historically blended feed grade of 4.3g/t gold;
•	incorporation of the additional Resource ounces is expected to extend the current Life of Mine to at least 2025;
•	Shanta’s strategy is to maintain a rolling 5-8-year life of mineable ounces which balances the cost of exploration with visibility on future production;
•	the next phase of drilling on the mining licenses over the next 12 months will target conversion of a further 220,300 ounces of gold in Inferred Resources into Indicated Resources at BC as well as other deposits, namely: the Ilunga, Luika and Elizabeth Hill orebodies.

Metalla holds a 15% interest in the silver stream on NLGM, which grants the right to purchase silver at 10% of the prevailing spot price at delivery.

Hoyle Pond Extension 2.0% NSR

Metalla owns a 2.0% NSR royalty payable by Newmont Goldcorp Inc. on the Hoyle Pond Extension Royalties, which are located on claims that are beneath the Kidd metallurgical complex and immediately adjacent to the east and northeast of the Hoyle Pond mine complex. There is a 500,000 oz. gold exemption on the leased mining rights. As of the end of 2018, approximately 2,000 ounces of gold was produced from Metalla’s royalty claims and total reserves and resources included 52,820 oz Au at an average grade of 8.4 g/t gold. Drilling is expected to continue through 2019 with 18,000 to 20,000 metres on the extension.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in “National Instrument 43-101 Standards of disclosure for mineral projects”.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

Contact Information

METALLA ROYALTY & STREAMING LTD.

Brett Heath, President & CEO
Phone: 604-696-0741
Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations
Phone: 604-908-1695
Email: kristina@metallaroyalty.com

Website:www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accept responsibility for the adequacy or accuracy of this release.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The securities being offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the ‘‘U.S. Securities Act’’), or any state securities laws, and may not be offered or sold in the United States, or to, or for the account or benefit of, a "U.S. person" (as defined in Regulation S of the U.S. Securities Act) unless pursuant to an exemption therefrom. This press release is for information purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any jurisdiction.

Non-IFRS Financial Measures

Certain marked information are alternative performance measures and readers should refer to non-international financial reporting standards (“IFRS”) financial measures in the Company's Management's Discussion and Analysis for the year ended May 31, 2019 as filed on SEDAR and on EDGAR and as available on the Company's website for further details. Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by IFRS including average cash cost per ounce of attributable silver, average realized price per ounce of attributable silver, and cash margin. Average cost per ounce of attributable silver is calculated by dividing the cash cost of sales, plus applicable selling charges, by the attributable ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash margin is calculated by subtracting the average cash cost per ounce of attributable silver from the average realized price per ounce of attributable silver. The Company presents cash margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

Technical and Third Party Information

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on, (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla’s royalty, stream or other interest. Metalla’s royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

The disclosure was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the current requirements of the U.S. Securities and Exchange Commission (the “SEC”) set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to “mineral resources”, “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies that are subject to Industry Guide 7. U.S. investors are cautioned not to assume that any part of a “mineral resource”, “measured mineral resource”, “indicated mineral resource”, or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this news release containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7.

“Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted under Industry Guide 7 to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves”. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, statements with respect to future events or future performance of Metalla, disclosure regarding the precious metal purchase agreements and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, continued ramp-up at the Endeavor Mine, management's expectations regarding Metalla's growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects, and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this press release are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-based interest by the owners or operators of such properties in a manner consistent with past practice; absence of control over mining operations; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; and other risks and uncertainties disclosed under the heading “Risk Factors” in the Management's Discussion and Analysis and the Annual Information Form of the Company both dated September 27, 2019 and filed with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and with the SEC on the EDGAR website at https://www.sec.gov/.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.